UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated January 8, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: January 11, 2007	By: /s/ David Miles David Miles Chief Financial Officer

ESPERANZA SILVER CORP. ANNOUNCES A
BROKERED FINANCING FOR $13,140,000
NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE U.S.

This news release does not constitute an ofer to sell or a solicitation of an ofer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be ofered or sold within the United States or to U.S. persons unless an exemption from such registration is available.

January 8, 2007 – Vancouver, B.C. – Esperanza Silver Corp. ("Esperanza") (TSX-V:EPZ) today announced a private placement unit financing with a syndicate of investment dealers including Haywood Securities Inc. and Blackmont Capital Inc. (the "Agents"), as joint bookrunners, for gross proceeds of $13,140,000 (the "Offering"). The Offering will consist of 3,600,000 Units at $3.65 per Unit. Each Unit consists of one common share in the capital of Esperanza and one-half of a common share purchase warrant. Each full common share purchase warrant entitles the holder to purchase one common share of Esperanza at an exercise price of $4.35 for a period of twenty-four (24) months following the close of the Offering. The warrants will not be listed on any exchange.

Esperanza has granted the Agents an over-allotment option to increase the size of the Offering by up to an additional 510,000 Units at the offering price. In the event that the option is exercised in full, the total gross proceeds of the Offering shall be $15,001,500.

Esperanza will use the net proceeds from the Offering for advancement of the San Luis property and for general working capital purposes.

Silver Standard Resources Inc. (“Silver Standard”) has agreed to purchase 999,600 units for approximately $3.6 million.

All shares, warrants and any shares issued upon exercise of the warrants will be subject to a hold period of four months from the date of issuance. Closing of this financing is expected to occur on or about February 8, 2007.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company's objective is to take properties up to the resource definition stage and then find partners to take them into production.

The statements that are not historical facts are forward-looking statements and involve known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

For further information, please contact:

Esperanza Silver Corporation

William Pincus, President and CEO

Denver, Colorado

Tel: (303) 830 0988

Fax: (303) 830 9098

www.esperanzasilver.com

THE TSX AND THE TSX VENTURE EXCHANGE DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS NEWS RELEASE.